Buenos Aires, August 11th, 2016

Results for the six-month period and quarter ended on June 30th, 2016

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the six-month period and quarter ended on June 30th, 2016.

Stock Information

Pampa Energía S.A., the energy integrated company in Argentina that, through its subsidiaries participates in the exploration and production of oil and gas, refining and retail, petrochemicals, natural gas transportation and liquids production, as well as the largest integrated electricity company, announces the results for the six-month period and quarter ended on June 30, 2016:

Consolidated sales revenues of AR$8,382.5 million[1] for the six-month period ended on June 30, 2016, 145.4% higher than the AR$3,415.4 million for the same period of 2015, primarily explained by increases of 21.3% (AR$270.6 million) in generation, 205.5% (AR$3,839.1 million) in distribution, 262.7% (AR$818.2 million) in oil and gas and 70.0% (AR$20.5 million) in holding and others segment.

Adjusted consolidated EBITDA[2] of AR$1,024.9 million for the six-month period ended on June 30, 2016, compared to a AR$1,686.1 million for the same period of 2015, mainly due to decreases of 61.3% (AR$106.0 million) in transmission, AR$1,662.3 million in distribution and higher losses of AR$62.6 million in holding and others segment, partially offset by increases of 17.8% (AR$101.1 million) in generation and AR$1,068.5 million in oil and gas segment.

Consolidated loss of AR$426.1 million during the six-month period ended on June 30, 2016, of which AR$60.9 million is attributable to the owners of the Company, AR$1,023.9 million less compared to the gain of AR$963.0 million attributable to the owners of the Company in the same period of 2015, mainly explained by reported losses of AR$73.7 million in transmission[1] and AR$944.2 million in distribution, partially offset by reported profits of AR$381.2 million in generation, AR$147.7 million in oil and gas and AR$428.1 million in the holding and others segment.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Gustavo Mariani
Co-CEO

Ricardo Torres
Co-CEO

Mariano Batistella
Planning and Strategy Executive Director

Lida Wang
Investor Relations Manager

Tel +54 (11) 4344-6000

investor@pampaenergia.com

www.pampaenergia.com/ir

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, one-time income and expenses, and non-controlling interest, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

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Main Results for the Second Quarter of 20163:

Consolidated sales revenues of AR$4,170.4 million for the quarter ended on June 30, 2016, 138.7% higher than the AR$1,746.9 million for the same period of 2015, mainly explained by increases of 15.9% (AR$108.0 million) in generation, 202.1% (AR$1,817.6 million) in distribution, 257.6% (AR$470.1 million) in oil and gas and 79.7% (AR$13.4 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(328.2) million for the quarter ended on June 30, 2016, compared to a positive adjusted EBITDA of AR$853.0 million for the same period of 2015, mainly due to reductions of AR$100.1 million in transmission, AR$1,630.8 million in distribution and higher losses of AR$46.4 million in holding and others, partially offset by increases of 15.2% (AR$44.9 million) in generation and AR$551.1 million in oil and gas segment.

Consolidated loss of AR$1,099.1 million for the quarter ended on June 30, 2016, of which AR$668.4 million are attributable to the owners of the Company, AR$729.5 million less compared to the gain of AR$61.1 million attributable to the owners of the Company in the same period of 2015, explained by reported losses AR$43.0 million in transmission1, AR$629.0 million in distribution segment and AR$207.9 million in holding and others, partially offset by reported earnings of AR$154.7 million in generation and AR$56.8 million in oil and gas.

3 The financial information presented in this document for the quarters ended on June 30, 2016 and of 2015 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month period ended on June 30, 2016 and of 2015, and the quarter ended on March 31, 2016 and 2015.

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1.     Relevant Events

1.1 |  Acquisition of Petrobras Argentina S.A. (‘Petrobras Argentina’)

After obtaining the corporate approvals of Pampa and of Petróleo Brasileiro S.A. (‘Petrobras Brazil’) regarding the final terms and conditions of the acquisition, on May 13, 2016 Petróleo Internacional Braspetro B.V. (‘Petrobas Netherlands’), a subsidiary of Petrobras Brazil and Pampa executed a share sale and purchase agreement (the ‘Share Purchase Agreement’ or ‘SPA’) by which Pampa acquires from Petrobas Netherlands the total capital and voting stock of Petrobras Participaciones S.L. (‘PPSL’), owner of 67,1933% of the capital and voting stock of Petrobras Argentina (the ‘Transaction’).

Both parties agreed, among others matters, that the Company would carry out the closing of the Transaction once the conditions precedent are fulfilled, which include the repayment by Petrobras Argentina of Series S Corporate Bonds (‘ONs’) maturing in 2017 for US$300 million and the release of the pledge granted by Petrobras Brazil to guarantee the commitments under such ONs (the ‘Refinancing’). On July 14, 2016, the Refinancing was successfully made with the issuance of ONs Series T for US$500 million bullet due on 2023 and initial annual yield of 7.5%. The coupon rate is set 7.375%, payable semi-annually.

On July 27, 2016, after the Refinancing and all conditions precedent have been met, the Transaction was closed and, consequently, the Company acquired indirect control over Petrobras Argentina.

The purchase price of the Transaction, after the adjustments set forth in the SPA, amounted to US$897,163,212 (the ‘Purchase Price’), which represents a value of US$1.335 billion for 100% of the capital stock of Petrobras Argentina. According to the provisions of the SPA, the Purchase Price is subject to the closing of the assignment of the ‘Aguarague’ block by Petrobras Argentina in favor of Tecpetrol S.A., which may imply a reduction of the Purchase Price of approximately US$2.5 million, on account of the preemptive right over such area exercised by Tecpetrol S.A. on July 1, 2016.

After the Transaction’s closing, Pampa’s strategy consists of merging the Company with Petrobras Argentina, being the Board of Directors’ intention that both companies should begin operating as a single entity as from the end of 2016 and that the Company should act as the absorbing entity, all of which, after being thoroughly analyzed, it will be subject to the consideration of both companies’ board of directors and shareholders’ meetings.

1.1.1  Financing of the Acquisition

The following are the fund’s sources used to cancel the Transaction’s Purchase Price:

•         Own cash position from the Company for US$218.2 million, which includes a part of the 20% base price advance paid on May 13, 2016 at the signing of the SPA;

•         Sale proceeds of Transportadora de Gas del Sur S.A. (‘TGS’), of which at the closing date it was collected US$161 million out of the US$241 million of agreed sale price (the ‘Sale of TGS’)4;

•         Bank financing granted to Pampa on July 26, 2016 (the ‘Syndicated Loan’), which originally was for up to an amount of US$700 million and increased to up to US$750 million approximately, as Crédit Agricole Corporate and Investment Bank and Banco Hipotecario have joined the syndicate composed by Deustche Bank, Citibank, ICBC and Banco Galicia, as well as in view of the various legislative changes which made it easier for the Argentine National Pension Fund (‘ANSES’) to dispose its assets, specifically shares, among which there is an approximate 11.8% stake of Petrobras Argentina shares. However, as a result of the Sale of TGS aforementioned and said proceeds used to fund the Transaction, the committed amounts in relation to the Syndicated Loan were reduced by US$150 million approximately, being the Syndicated Loan’s final amount of approximately US$600 million, composed by US$450 million and AR$2,205 million. Said Syndicated Loan financed US$271 million of the Transaction and will partly finance the mandatory cash tender offer for the remaining 32.8% of Petrobras Argentina that the Company has to make to meet local regulations. The main terms the following:

4 For more information, please see section 1.2 of this Earnings Release.

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a.      The committed amount is available for a six-month period after the execution of the Syndicated Loan;

b.     Called amounts should be repaid by the Company 12 months as from the disbursement date; and

c.      The amounts disbursable in the US dollar tranche will accrue interest at a Libor rate plus 7% for the first 6 months, 7.25% in the months 7-9, 7.50% in the months 10-12, 9.00% in the months 13-15 and 9.50% in the months 16-18. Amounts drawn down under the tranche denominated in Argentine pesos will accrue interest at the corrected Badlar rate plus 5.5%.

•         Private financing of up to US$225 million, of which;

a.      US$140 million from a loan agreement with YPF, executed on May 13, 2016. The loan will due 18 months as from the total disbursement of the undertaken financing and will accrue an annual nominal 5% interest rate. Moreover, Pampa and YPF agreed that in the term of 90 calendar days as from the Transaction’s closing, Pampa will cause Petrobras Argentina’s Board of Directors to approve the assignment and transfer of the participations in 33.33% in Río Neuquén and 80% in Aguada de la Arena. The agreement stipulated that the YPF loan may be canceled, at YPF’s option, either in cash by the Company or through the application of the credit represented by the disposal of these participations in favor of YPF; and

b.     US$85 million from a loan with Petrolera Pampa, agreed on July 25, 2016, to accrue an annual interest rate of 8.45% for a term of 60 days, automatically renewable for 30-day periods for up to 180 additional days.

•         Financing from Emes Energía Argentina LLC for US$50 million, an investment vehicle led by the controlling shareholders of the Company and with participations of other international investors, of which 20% was paid upon the execution of the SPA and the balance was paid at the closing of the Transaction (the ‘Emes Loan’). As a related party transaction, it was considered by Pampa’s Audit Committee and upon its review, the Committee considered that the operation was reasonably framed within normal and usual market conditions. Its main terms are:

a.      The debt will bear no interest or just a nominal interest rate, except in the case of cash repayment;

b.     Before the expiration of the shares exchange offering or the merger between Pampa and Petrobras Argentina, the Company shall cancel the total amount owed under the Emes Loan, and Emes will have to accept the delivery of Pampa’s ADRs, which comes as a result of dividing the Emes Loan’s principal by the average market price per ADR of Pampa trading at the NYSE on the 30 business days before the SPA execution date; and

c.      The debt will mature one year as from the SPA execution date and, should all or any part of the loan fail to be converted under the stated conditions, it will be payable in cash upon maturity, increased to an annual 7% interest rate. The payment of the Emes Loan in cash is subordinated upon the full repayment of the Syndicated Loan.

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•         In the event the financing provided by the Syndicated Loan is insufficient to meet the payment to the minority shareholders of Petrobras Argentina that agreed to exchange their holdings for cash in the public mandatory tender offering5, on July 25, 2016, the Company executed a loan agreement with Grupo MTRES S.A., a vehicle controlled by certain controlling shareholders of Pampa, for up to US$25 million, which will be disbursed only upon the request of the Company. Should the disbursement take place, the loan will mature 12 months as from the Transaction’s closing at an annual 7.5% interest rate, provided the Syndicated Loan is fully repaid.

1.1.2  Mandatory Public Tender Offering in Cash and Public Voluntary Exchange Offering for Shares

Pursuant to the provisions of Sections 87 and followings of Capital Markets Act No. 26,831 and Section II, Chapter II, Title III of the Argentine Securities and Exchange Commission (‘CNV’) provisions on mandatory tender offers for change of control and acquisition of significant indirect interests, on May 20, 2016 Pampa’s Board of Directors resolved to make a public offering for the acquisition of all Petrobras Argentina’s shares not owned by Pampa at the time of the offering (the ‘Cash Acquisition Offer’), subject to the Transaction’s closing and to the approval of the Cash Acquisition Offer by the CNV and the US Securities and Exchange Commission (‘SEC’). Moreover, the Board of Directors decided to launch a voluntary public offer for the exchange of Petrobras Argentina’s shares, (the ‘Exchange Offer’) subject to the same conditions applicable to the Cash Acquisition Offer to avoid a higher use of cash or greater financial indebtedness to meet the Cash Acquisition Offer (together, the ‘Offerings’). In relation to the Offerings, Pampa’s Board have decided:

a.      To set the price of the Cash Acquisition Offer at US$0.6574 per Petrobras Argentina’s share, converted into Argentine pesos at the ask exchange rate published by Banco de la Nación Argentina on the Transaction’s closing date, subject to certain price adjustments stipulated in the SPA. This price results from applying the Transaction’s base price to the price per Petrobras Argentina share payable under the Cash Acquisition Offer, that is, the price of US$892 million divided by the Petrobras Argentina’s capital stock owned by PPSL (1,356,791,556 shares);

b.     To set the exchange ratio for the Exchange Offer based on the price per Petrobras Argentina’s share mentioned in (a): the weighted average price of the Company’s shares during the 5 days prior to the opening of the offers acceptance reception period, divided by the price per Petrobras Argentina’s share set for the Cash Tender Offer; to such effect, it is up to Pampa’s Board the determination of a +/- 10% adjustment on Pampa’s share average price; and

c.      To approve the issuance of up to 320 million new ordinary shares of Pampa, which will be paid in kind through the transfer to the Company of Petrobras Argentina’s shares and/or American Depositary Receipts (‘ADRs’) held by parties wishing to participate in the Exchange Offer, establishing that this increase will represent a maximum of 15.87% of Pampa’s capital stock after the increase.

On June 22, 2016, the Ordinary and Extraordinary General Meeting of Shareholders resolved to approve the capital increase necessary to carry out the Exchange Offer, the exchange ratio and the adjustment mechanism, as well as the suspension of preemptive rights, pursuant to Section 197 of the Companies’ Act, in the subscription of new shares to be issued as a result of the capital increase.

As of the date of the Earnings Release, the Offerings have yet not been approved by the CNV. The Company is set to meet all the requirements established by the CNV, as the controlling authority for the Offerings, in order to present them without delay to the shareholders they are targeted to.

5 For more information, please see section 1.1.2 of this Earnings Release.

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In that sense, in order to apply the global price of the Transaction to the price per share of Petrobras Argentina, which shall be paid in the Cash Acquisition Offer, the amount of US$897.2 million minus approximately US$2.5 million corresponding to the adjustment contemplated before, must be divided for the total shares of Petrobras Argentina held by PPSL of 1,356,791,556 Class B shares, which implies, indirectly, a purchase price of US$0.659 per share, which once converted into pesos at the ask exchange rate published by Banco Nación Argentina at the Transaction’s closing date, it amounts to $10.02 per share of Petrobras Argentina.

1.2 |  Sale of the Stake of the Company in TGS

Due to the expiration of the exclusivity period with Harz Energy on June 27, 2016, for the sale of Pampa’s indirect interest in TGS, the Company began again the process of selling to other interested parties.

On July 19, 2016, Pampa entered into an agreement with Grupo Inversor Petroquímica S.L. (part of Grupo GIP, led by the Sielecki family), WST S.A. (part of Grupo Werthein) and PCT L.L.C. (jointly the ‘Buyers’) for the sale of the capital stock and rights indirectly owned by Pampa of 25.5% in TGS, held through 100% of the shares of PEPCA S.A., a company that owns 10% of CIESA S.A. and the rights as sole beneficiary of the CIESA trust, which owns 40% of CIESA S.A.

The base price was established, subject to certain adjustments, in the amount of US$241 million.

Following the signature of the documents, the Buyers paid to the Company US$8 million as part of the purchase price. Simultaneously with the closing of the Transaction for Petrobras Argentina held on July 27, 2016, it was carried out the closing of the Sale of TGS, being US$241 million the final price and US$153 million more paid by the Buyers. The remaining US$80 million shall be paid on or before February 15, 2017 accruing a 5% annual interest rate.

The Buyers agreed to assume the risk in case the necessary regulatory approvals are not obtained. Moreover, Pampa acquired an option that matures on February 2017, to swap the rights as sole beneficiary of the CIESA Trust in exchange of the shares of Petrobras Hispano Argentina S.A., which holds 25% of CIESA and 15% of CIESA’s shares, both of which are owned by Petrobras Argentina.

1.3 |  Commissioning of a New LMS-100 Gas Turbine in Central Térmica Loma de la Lata (‘CTLL’)

On July 15, 2016, the new 105 MW high-efficiency gas turbine was commissioned for service, increasing CTLL installed capacity to 645 MW.

Nevertheless, as of the date of this Earnings Release, CTLL is negotiating with the Wholesale Electricity Market Clearing House (Compañía Administradora del Mercado Mayorista Eléctrico S.A. or ‘CAMMESA’) a Wholesale Electricity Market (‘WEM’) power supply agreement pursuant to Secretariat of Energy (‘SE’) Resolution No. 220/07, which will partially remunerate the energy and power generated by the new unit.

1.4 |  Power Supply Contract with CAMMESA under the Tender for New Thermal Generation with Committed Availability to the WEM

On July 1, 2016 our subsidiary CTLL and CAMMESA subscribed a Power Supply Contract (the ‘Contract’) for a 10-year period as an award to the tender for new generation capacity provision, as stipulated in the Secretariat of Electric Energy Resolution No. 21/2016.

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The Contract remunerates a fixed price of US$24,000 MW/month during the first 6 years, US$23,000 MW/month for the following two years and US$20,000 MW/month for the last two years. The agreed variable price is US$12 MWh.

In said tender, subsidiaries of Pampa submitted four different new generation projects, out of which only one was awarded. The awarded project consists of the expansion of CTLL’s generating capacity through the installation of a new GE aeroderivative gas turbine (model LMS100) with a gross generation capacity of 105 MW. The estimated cost of the project amounts to US$90 million plus VAT. CTLL has entered into project and maintenance agreements for the unit with the main suppliers and contractors. Once the addition is completed, which will be commissioned for service in August 2017, CTLL would reach an installed capacity of 750 MW.

1.5 |  Acquisition of Parques Eólicos del Fin del Mundo S.A. (‘PEFMSA’) – Wind Farm Project

On May 17, 2016, CTLL acquired 100% of PEFMSA’s capital stock and equity for an amount of US$0.7 million. PEFMSA is a corporation organized in Argentina, which main objective is the development of the ‘Parque Eólico de la Bahía’ wind farm project, consisting in a 50 MW installed capacity farm to be built in Bahía Blanca, Buenos Aires province. PEFMSA holds the right to usufruct a 500 hectares field, in which wind measures have been done during the last four years.

1.6 |  CAMMESA Financing for Major Maintenances

On June 16 and 18, 2016, the SE partially approved the request for financing filed by Hydro power plant Los Nihuiles (‘HINISA’) and Hydro power plant Diamante (‘HIDISA’) for non-recurring maintenance works in their plants, for a total amount of AR$21.6 million and US$1.2 million. As of the date of this Earnings Release, HINISA and HIDISA have not received any disbursement under the approved financing.

1.7 |  Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’): Injunctions

As from May 2016 and until the date of this Earnings Release, Edenor has been served by several courts of the Province of Buenos Aires of the granting of injunctions requested by different customers from Pilar, Escobar and La Matanza, either individual or collective actions, which together account for more than 30% of Edenor’s sales, ordering the suspension of Ministry of Energy and Mining (‘MEyM’) Resolutions 6/16 (increase in the seasonal price for electricity) and 7/16 and National Electricity Regulator (‘ENRE’) Resolution 1/16 (authorizing tariff increases for the distribution-added value (‘VAD’)) (together, the ‘Resolutions’), retroactively to February 2016, date in which said Resolutions came into force.

These measures required Edenor to refrain from billing with the tariff increase, and to return any amounts of the increases already collected, by crediting the customers’ accounts. To the date of issuance of its financial statements, Edenor complied and continues complying with the injunctions granted by the courts and began to issue the bills based on the previous tariff schedules, crediting the customers’ accounts for the amounts collected above those rates. As of June 30, 2016, the estimated impact of complying with these resolutions amounts to approximately AR$1.15 billion in lower revenue from sales, whereas the related cost for energy purchases is of an estimated amount of AR$533 million.

Moreover, on July 15, 2016 the ENRE notified Edenor of the granting of an injunction by Division II of the Federal Court of the City of La Plata, ruling the suspension of such increases in all the Province of Buenos Aires for a period of three months as from the date of the injunction’s ruling. This measure impacts 80% of Edenor’s billing as from the month of July. Edenor has requested that the intervening courts and the SE notify CAMMESA of the suspension of the Resolutions, so as to prevent CAMMESA from continuing to invoice the energy being purchased by Edenor.

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On August 3, 2016, within the framework of an action for the protection of a violated constitutional right (‘acción de amparo’) brought against both the Federal Government (National Executive Branch (‘PEN’) and MEyM) and the ENRE in order to have the Resolutions ruled null and void, the Court hearing the case, upholding the petition for the granting of an affirmative injunction requested therein, suspended the effects of the Resolutions and ordered CAMMESA to refrain from applying the new tariff schedules to all electricity distributors across the country until the mandatory public forum is held.

In this regard, the ENRE is required to implement the necessary measures for the compliance with such court ruling, and to inform distribution companies of the injunctions granted, notifying them that they must suspend collection of the bills issued as a result of the application of the new electricity rate schedule, and issue the respective bills at the values in effect prior to the referred to Resolutions. Edenor is not a defendant in this action nor has it been notified of such action by the ENRE. Moreover, in accordance with section 4 of Law No. 26,854 on Injunctions against the Federal Government, the aforementioned injunction would no longer apply due to the filing of the report by the Federal Government on August 5, 2016, in which details the reasons based on the decisions taken, whose suspension is sought by the granting of the injunction. In the opinion of Edenor legal advisors, until a new injunction to replace the former one is granted and duly served to Edenor, the initial precautionary measure has no effect on Edenor.

Edenor has taken all necessary steps available from a judicial standpoint to revert this situation and, while it awaits the judicial rulings, it is evaluating the consequences thereof and any further actions to be taken.

Notwithstanding, if such resolutions were declared null and void, Edenor believes that the previous electricity tariff schedule of SE Resolution No. 32/15 would come into force again, as it was repealed by MEyM Resolution No. 7/16, which is currently being questioned. In that case, once again the Federal Government should begin to provide assistance to Edenor in order to pay its obligations until a new tariff increase is established.

1.8 |  Natural Gas Surplus Injection Promotion Program (‘Plan Gas’)

On May 20, 2016, Executive Order PEN No. 704/16 authorized the delivery of bonds denominated in US dollar issued by the Argentine Government (BONAR 2020) for the settlement of debts outstanding as of December 31, 2015 within Plan Gas program. Moreover, the Executive Order imposes restrictions on the transferability of such bonds, setting a limit of up to 3% per month without penalty, with the exception of subsidiaries and/or affiliates, as well as requires the filing of information on a monthly basis.

On June 9, 2016, Petrolera Pampa filed a letter accepting the payment of AR$455.5 million as compensation owed to the Plan Gas program as of December 2015, through the delivery of BONAR 2020 for a face value of US$29.5 million. The bonds were actually collected on July 22, 2016.

1.9 |  Debt Transactions by Our Subsidiaries

1.9.1  Redemption of Edenor’s Par ONs Due on 2017

On July 12, 2016, Edenor called its 10.5% fixed-rate ONs at Par maturing in 2017. The redeemed outstanding amount was US$14.8 million, at 100% of its face value with accrued interest for US$0.4 million.

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1.9.2  ONs Issuance by Petrolera Pampa

Under the simple ONs program for up to US$500 million or its equivalent value in other currencies, on June 27, 2016 Petrolera Pampa issued Series 8 for a par value of AR$403.3 million. Principal will be paid on a single bullet installment 12 months after the issuance date at a variable rate of Badlar plus 400 basis, payable on a quarterly basis.

1.9.3  Bank Loan for Petrolera Pampa

On June 10, 2016, Petrolera Pampa entered into a loan agreement with Banco Santander for an amount of US$120 million.

This loan accrues interest at a 7.5% fixed rate and matures 18 months as from its disbursement. Interest will be payable on a quarterly basis.

1.9.4  ONs Issuance by Central Térmica Güemes (‘CTG’)

Under the simple ONs program for up to US$50 million or its equivalent value in other currencies, on August 10, 2016 CTG issued:

•         Series 7, in Argentine pesos, for a par value of AR$173.0 million. Principal will be paid on a single bullet installment 18 months after the issuance date at a variable rate of Badlar plus 350 basis, payable on a quarterly basis; and

•         Series 8 US dollar link, for a par value of US$1.4 million. Principal will be paid on a single bullet installment 48 months after the issuance date at an initial exchange rate of AR$14.7908 and accruing a fixed rate of 7%, payable on a quarterly basis.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 6.30.16	As of 12.31.15
ASSETS
Participation in joint businesses	136.3	223.9
Participation in associates	-	123.2
Advance payment for acquisition of company	2,530.6	-
Property, plant and equipment	16,549.3	14,508.4
Intangible assets	764.0	734.2
Biological assets	1.8	1.9
Financial assets with a results changing fair value	0.1	2,578.2
Investments at amortized cost	44.7	-
Deferred tax assets	798.2	52.3
Trade receivable and other credits	1,349.2	1,228.5
Total non-current assets	22,174.2	19,450.6

Biological assets	0.2	0.2
Inventories	256.1	225.5
Investments at amortized cost	2.2	-
Financial assets with a results changing fair value	2,915.5	4,081.0
Financial derivatives	0.4	0.2
Trade receivable and other credits	4,954.9	4,875.5
Cash and cash equivalents	836.2	516.6
Total current assets	8,965.6	9,699.0

Assets held for sale	2,844.6	-

Total assets	33,984.4	29,149.6

	As of 6.30.16	As of 12.31.15
EQUITY
Share capital	1,695.9	1,695.9
Share premium and other reserves	1,231.5	1,231.5
Statutory reserve	204.7	51.5
Voluntary reserve	3,889.6	977.8
Retained earnings	(60.9)	3,065.1
Other comprehensive result	(31.8)	(31.1)
Equity attributable to owners of the parent	6,929.0	6,990.6

Non-controlling interests	1,025.4	1,390.6

Total equity	7,954.4	8,381.2

LIABILITIES
Accounts payable and other liabilities	4,303.1	2,698.8
Borrowings	7,083.8	6,684.7
Deferred revenues	172.5	153.8
Salaries and social security payable	89.9	80.0
Defined benefit plan obligations	302.2	264.5
Deferred tax liabilities	694.4	591.6
Income tax and minimum expected profit tax liability	391.3	271.8
Tax payable	164.1	127.5
Provisions	381.9	313.8
Total non-current liabilities	13,583.2	11,186.5

Accounts payable and other liabilities	6,723.9	6,652.5
Borrowings	3,842.6	1,307.7
Deferred income	0.8	0.8
Salaries and social security payable	818.8	887.0
Defined benefit plan obligations	57.4	46.1
Income tax and minimum expected profit tax liability	235.7	138.9
Tax payable	666.3	460.3
Financial derivatives	-	18.1
Provisions	101.2	70.6
Total current liabilities	12,446.8	9,581.9

Total liabilities	26,030.0	20,768.4

Total liabilities and equity	33,984.4	29,149.6

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	10

2.2 |  Consolidated Income Statement (AR$ Million)

	1st Half		2nd Quarter

	2016	2015	2016	2015
Sales revenue	8,382.5	3,415.4	4,170.4	1,746.9
Cost of sales	(7,334.9)	(3,297.4)	(4,070.6)	(1,751.6)

Gross profit	1,047.6	118.0	99.8	(4.6)

Selling expenses	(850.8)	(419.6)	(508.9)	(226.7)
Administrative expenses	(919.2)	(523.1)	(467.3)	(276.1)
Other operating income	830.7	202.2	376.9	109.0
Other operating expenses	(386.2)	(224.7)	(203.5)	(130.7)
Results for participation in joint businesses	(73.6)	28.7	(43.0)	25.1
Results for participation in associates	(2.7)	7.5	-	5.6

Operating income before higher cost recognition and SE Res. No. 32/15	(354.1)	(811.0)	(746.0)	(498.4)

Income Recognition on account of the RTI – SE Res. No. 32/15	427.1	2,388.7	(3.9)	1,054.8
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes	81.5	186.6	-	-

Operating income	154.6	1,764.2	(750.0)	556.4

Financial income	255.4	127.5	156.4	70.6
Financial costs	(1,420.6)	(292.9)	(774.1)	46.9
Other financial results	235.1	353.9	(174.0)	(202.3)
Financial results, net	(930.1)	188.5	(791.7)	(84.9)

Profit before tax	(775.6)	1,952.7	(1,541.7)	471.5

Income tax and minimum expected profit tax	349.4	(587.5)	442.7	(268.3)

Net income for the period	(426.1)	1,365.1	(1,099.1)	203.2

Attributable to:
Owners of the Company	(60.9)	963.0	(668.4)	61.1
Non-controlling interests	(365.3)	402.1	(430.6)	142.1

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income per share	(0.0359)	0.7327	(0.3942)	0.0465
Diluted income per share	(0.0359)	0.6157	(0.3942)	0.0388

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	11

2.3 |  Cash and Financial Borrowings (AR$ Million)6

Cash (1)	Consolidated Financial	Ownership Adjusted
(as of June 30, 2016)	Statements
Generation	1,022.8	978.7
Transmission	0.0	0.0
Distribution	2,393.2	1,242.4
Holding and Others	83.8	83.8
Oil and gas	254.1	126.0
Total	3,753.9	2,430.9
(1) It includes cash and ST investments from the consolidated financial statements.

Bank and Financial Debt	Consolidated Financial	Ownership Adjusted
(as of June 30, 2016)	Statements
Generation	1,891.8	1,875.6
Transmission	0.0	0.0
Distribution	3,579.3	2,175.9
Holding and Others	206.5	206.5
Oil and gas	3,319.0	1,646.3
Total	8,996.7	5,904.4

6 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	12

3.     Summary of Operations

3.1 |  Generation Segment

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLL1	CTG2	CTP	CPB
Installed Capacity (MW)	265	388	645	361	30	620	2,309
Market Share	0.8%	1.2%	1.9%	1.1%	0.1%	1.9%	6.9%

First Half
Net Generation 1H 16 (GWh)	328	266	1,705	862	82	990	4,234
Market Share	0.5%	0.4%	2.5%	1.2%	0.1%	1.4%	6.1%
Sales 1H 16 (GWh)	328	266	1,705	1,122	82	991	4,495

Net Generation 1H 15 (GWh)	205	177	1,666	1,009	95	1,635	4,789
Variation Net Generation 1H 16 - 1H 15	+59.7%	+50.5%	+2.3%	-14.6%	-13.7%	-39.4%	-11.6%
Sales 1H 15 (GWh)	206	177	1,666	1,334	95	1,637	5,115

Average Price 1H 16 (AR$ / MWh)	262.4	223.5	393.5	422.1	716.1	191.9	342.5
Average Gross Margin 1H 16 (AR$ / MWh)	138.1	45.8	344.1	217.6	n.d.	0.0	201.6
Average Gross Margin 1H 15 (AR$ / MWh)	13.6	1.4	273.2	94.7	n.d.	62.2	135.9

Second Quarter
Net Generation Q2 16 (GWh)	110	82	743	493	41	634	2,103
Market Share	0.3%	0.2%	2.2%	1.5%	0.1%	1.9%	6.2%
Sales Q2 16 (GWh)	110	82	743	616	41	634	2,227

Net Generation Q2 15 (GWh)	66	61	744	473	50	764	2,158
Variation Net Generation Q2 16 vs. Q2 15	+66.9%	+34.0%	-0.1%	+4.2%	-17.5%	-17.1%	-2.5%
Sales Q2 15 (GWh)	66	61	744	631	50	764	2,316

Average Price Q2 16 (AR$ / MWh)	420.0	300.7	427.1	396.3	716.1	193.5	352.4
Average Gross Margin Q2 16 (AR$ / MWh)	224.8	(26.4)	368.0	204.1	n.d.	21.1	199.2
Average Gross Margin Q2 15 (AR$ / MWh)	9.1	0.2	334.1	105.5	n.d.	66.3	160.4

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 105 MW from the new gas turbine, that began commercial operations on May 2, 2016. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s gross margin considers results for CTP.

The electricity generation for the second quarter of 2016 was slightly lower by 2.5% compared with the same period of 2015, mainly as a result of technical problems in one of the two steam turbines at Central Piedra Buena (‘CPB’) (-130 GWh) combined in a lower weight with minor gas supply by CAMMESA at CTG and Central Térmica Piquirenda (‘CTP’).

These decreases were partially offset by a higher dispatch at our hydro units (+65 GWh) due to higher water inputs, irrigation flow and pump activity, in addition to a higher generation at CTG (+20 GWh).

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	13

3.2 |  Distribution Segment

							Variation
Type of Customer	2016			2015			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
First Half
Residential	4,990	44%	2,480,236	4,711	43%	2,450,863	+5.9%	+1.2%
Commercial	1,869	16%	359,969	1,856	17%	354,366	+0.7%	+1.6%
Industrial	1,872	16%	6,778	1,823	17%	6,627	+2.7%	+2.3%
Wheeling System	2,052	18%	714	2,101	19%	710	-2.3%	+0.6%
Others
Public Lighting	350	3%	21	346	3%	22	+1.2%	-4.5%
Shantytowns and Others	252	2%	402	201	2%	404	+25.9%	-0.5%
Total	11,385	100%	2,848,120	11,036	100%	2,812,992	+3.2%	+1.2%

Second Quarter
Residential	2,593	45%	2,480,236	2,322	42%	2,450,863	+11.7%	+1.2%
Commercial	905	16%	359,969	904	17%	354,366	+0.1%	+1.6%
Industrial	895	16%	6,778	900	16%	6,627	-0.5%	+2.3%
Wheeling System	990	17%	714	1,047	19%	710	-5.5%	+0.6%
Others
Public Lighting	195	3%	21	194	4%	22	+0.9%	-4.5%
Shantytowns and Others	141	2%	402	109	2%	404	+29.7%	-0.5%
Total	5,719	100%	2,848,120	5,475	100%	2,812,992	+4.5%	+1.2%

The electricity sold in GWh during the second quarter of 2016 increased by 4.5% compared to the same period of 2015. Moreover, the number of clients of Edenor rose by 1.2%.

3.3 |  Oil and Gas Segment

Oil & Gas	Oil (m3/d)					Gas ('000 m3/d)
Production	Ysur	Petrobras	YPF	Senillosa	Total	Ysur	Petrobras	YPF	Senillosa	Total
First Half
1H16	2.9	3.1	34.5	0.1	40.7	54.6	369.4	1,998.3	7.5	2,429.8
1H15	6.5	4.5	8.6	0.1	19.7	70.1	370.9	609.9	0.5	1,051.5
Variation	-55.8%	-29.9%	+299.6%	n.a.	+106.5%	-22.1%	-0.4%	+227.6%	n.a.	+131.1%

Second Quarter
Q2 16	2.6	3.8	42.5	-	48.9	53.7	375.2	2,289.6	-	2,718.6
Q2 15	6.3	5.0	10.7	0.1	22.0	69.2	370.0	757.1	14.7	1,210.9
Variation	-57.8%	-23.7%	+297.2%	n.d.	+122.5%	-22.4%	+1.4%	+202.4%	n.a.	+124.5%

Note: Production amounts are adjusted by Petrolera Pampa’s ownership in each Agreements.

The oil and gas production during the second quarter of 2016 increased by 122.5% and 124.5%, respectively, compared to the same period of 2015, mainly due to Petrolera Pampa’s association with YPF.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.     Analysis of the Second Quarter 2016 Results Compared to the Same Period of 2015

Consolidated sales revenues of AR$4,170.4 million for the quarter ended on June 30, 2016, 138.7% higher than the AR$1,746.9 million for the same period of 2015, mainly explained by increases of 15.9% (AR$108.0 million) in generation, 202.1% (AR$1,817.6 million) in distribution, 257.6% (AR$470.1 million) in oil and gas and 79.7% (AR$13.4 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(328.2) million for the quarter ended on June 30, 2016, compared to a positive adjusted EBITDA of AR$853.0 million for the same period of 2015, mainly due to reductions of AR$100.1 million in transmission, AR$1,630.8 million in distribution and higher losses of AR$46.4 million in holding and others, partially offset by increases of 15.2% (AR$44.9 million) in generation and AR$551.1 million in oil and gas segment.

Consolidated loss of AR$1,099.1 million for the quarter ended on June 30, 2016, of which AR$668.4 million are attributable to the owners of the Company, AR$729.5 million less compared to the gain of AR$61.1 million attributable to the owners of the Company in the same period of 2015, explained by reported losses AR$43.0 million in transmission1, AR$629.0 million in distribution segment and AR$207.9 million in holding and others, partially offset by reported earnings of AR$154.7 million in generation and AR$56.8 million in oil and gas.

Adjusted Consolidated EBITDA Calculation

In AR$ million	1H16	1H15	Q2 16	Q2 15
Consolidated operating income	154.6	1,764.2	(750.0)	556.4
Consolidated depreciations and amortizations	595.0	298.0	326.6	164.3
Consolidated EBITDA under IFRS standards	749.6	2,062.3	(423.4)	720.7

Adjustments from generation segment:
Recovery from insurance expenses	(1.2)	-	-	-
CTLL's collection from contractors	(6.4)	-	(6.4)	-
Recovery of penalties	-	(7.2)	-	(7.2)
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	178.4	61.1	92.8	7.9
Consolidation effects from participation in joint businesses	(37.7)	83.4	(59.7)	57.0
Operating result from transmission segment	(135.3)	65.7	(114.9)	70.9
Depreciations and amortizations from transmission segment	24.0	22.4	12.1	11.3
Results for Fourth Line Project	-	23.9	-	-
Results for participation in joint businesses	73.7	(28.6)	43.0	(25.1)
Adjustments from distribution segment:
PUREE penalty system	-	25.6	-	0.0
Delay charges	64.6	23.9	47.0	12.6
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes	-	(186.6)	-	-
Decrease on loans for higher salary costs/Reporting Adjustment - SE Res. No. 32/15	-	(447.4)	-	17.4
Adjustments from Oil and Gas segment:
Executive Compensation Agreement	75.8	78.6	10.1	50.2
Impairment on Senillosa's wells	11.5	-	11.5	-
Adjustments from holding and others segment:
Recovery of expenses	(12.2)	-
Results for participation in associates	2.7	(7.5)	-	(5.6)

Consolidated adjusted EBITDA	1,024.9	1,686.1	(328.2)	853.0

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	15

4.1 |  Analysis of Generation Segment

	1st Half			2nd Quarter
Generation Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	1,541.0	1,270.4	+21.3%	785.4	677.4	+15.9%
Cost of sales	(717.1)	(629.7)	+13.9%	(388.3)	(357.5)	+8.6%
Gross profit	823.9	640.7	+28.6%	397.1	320.0	+24.1%
Selling expenses	(15.7)	(10.4)	+51.0%	(8.7)	(5.1)	+68.3%
Administrative expenses	(195.4)	(118.2)	+65.4%	(87.6)	(55.5)	+57.8%
Other operating income	20.8	12.6	+65.1%	16.8	12.2	+37.0%
Other operating expenses	(43.6)	(31.5)	+38.6%	(19.9)	(13.6)	+45.7%
Operating income	590.0	493.4	+19.6%	297.6	257.9	+15.4%
Finance income	187.2	117.8	+58.9%	110.4	65.3	+69.2%
Finance costs	(298.2)	(166.1)	+79.5%	(170.4)	(85.9)	+98.3%
Other financial results	134.3	(57.8)	NA	28.5	(43.4)	NA
Profit before tax	613.3	387.2	+58.4%	266.2	193.8	+37.4%
Income tax and minimum expected profit tax	(172.9)	(107.1)	+61.4%	(85.9)	(61.3)	+40.1%
Net income for the period	440.5	280.1	+57.3%	180.3	132.5	+36.1%
Attributable to:
Owners of the Company	381.2	258.1	+47.7%	154.7	121.6	+27.2%
Non-controlling interests	59.2	22.0	+169.0%	25.6	10.9	+134.6%

Adjusted EBITDA	668.6	567.4	+17.8%	339.5	294.6	+15.2%

•         During the second quarter of 2016, the gross margin from our generation segment recorded a profit of AR$397.1 million, 24.1% higher than the same period of 2015, mainly due to the updated higher remuneration scheme set by SEE Resolution No. 22/16 as of February 2016, the nominal FX depreciation impacting our Energía Plus and SE Resolution No. 220/07 power supply contracts, as well as lower losses from the natural gas purchases due to increased recognized gas prices by CAMMESA for gas assignments. Said increases were partially offset by higher labor costs, scheduled overhauls services expenses at CPB and lower energy generation compared to the same period of 2015.

•         Q2 16 net operating costs increased 16.2% compared to the same period in 2015, mainly due to higher labor costs.

•         The net financial results recorded minor losses for AR$32.6 million compared to Q2 15, recording a loss of AR$31.5 million, mainly due to a higher profit and exchange rate differences from the holding of financial instruments, partially offset by higher losses on financial liability interests and exchange rate differences, which are as a result of local currency’s devaluation against US dollar.

•         The adjusted EBITDA increased 15.2% compared to the same period in 2015, mainly due to a better pricing remuneration, Peso depreciation and higher recognized price for the gas assigned, which were partially offset by a rise in labor expenses and a lower electricity generation. The adjusted EBITDA does not include non-recurring items such as recovery of insurance expenses and penalties and monetary compensations received from Isolux.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	16

4.2 |  Analysis of Transmission Segment

	1st Half			2nd Quarter
Transmission Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	349.2	412.0	-15.2%	161.6	252.0	-35.9%
Cost of sales	(390.6)	(283.1)	+38.0%	(219.6)	(147.3)	+49.1%
Gross profit	(41.5)	128.9	NA	(58.0)	104.8	NA
Administrative expenses	(86.2)	(56.7)	+52.0%	(52.7)	(30.8)	+71.1%
Other operating income	0.0	0.2	-99.0%	-	0.0	-100.0%
Other operating expenses	(7.6)	(6.7)	+14.8%	(4.2)	(3.1)	+35.4%
Operating income	(135.3)	65.7	NA	(114.9)	70.9	NA
Finance income	74.9	90.5	-17.2%	27.4	39.6	-30.8%
Finance costs	(42.8)	(29.5)	+44.9%	(21.5)	(15.9)	+34.9%
Other financial results	(109.4)	(34.0)	+221.6%	(17.1)	(16.3)	+4.9%
Profit before tax	(212.6)	92.7	NA	(126.1)	78.3	NA
Income tax and minimum expected profit tax	72.7	(33.5)	NA	43.1	(27.8)	NA
Net income for continuing operations	(139.9)	59.2	NA	(83.0)	50.4	NA
Adjustment for non-controlling participation in joint businesses	66.2	(30.6)	NA	39.9	(25.3)	NA
Net income for the period	(73.7)	28.6	NA	(43.0)	25.1	NA
Attributable to:
Owners of the Company	(73.7)	28.6	NA	(43.0)	25.1	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	67.0	173.0	-61.3%	(10.0)	90.1	NA

•         The second quarter of 2016 includes sales of AR$47.7 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$177.6 million in the same period of 2015.

•         The operating loss from our transmission segment increased by AR$185.8 million compared to the second quarter of 2015, mainly due to a rise in labor costs, which outpaced the greater income from the Renewal Agreement.

•         The net financial results posted a loss of AR$11.2 million in Q2 16. The AR$18.6 million reduction compared to the same period of 2015 is mainly because of a lower accrual of interests in Q2 16 from the application of the Instrumental and Renewal Agreements, for an amount of AR$5.5 million compared to AR$27.2 million accrued during the same period of 2015. Moreover, higher losses were recorded from financial interests expenditures and net exchange rate differences, which are as a result of Argentine Peso devaluation against US dollar, currency in which Transener’s financial debt is denominated.

•         The Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$92.8 million for the second quarter of 2016 vs. AR$7.9 million in the same period of 2015.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	17

4.3 |  Analysis of Distribution Segment

	1st Half			2nd Quarter
Distribution Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	5,707.1	1,868.0	+205.5%	2,717.0	899.4	+202.1%
Cost of sales	(5,945.9)	(2,533.8)	+134.7%	(3,300.6)	(1,302.9)	+153.3%
Gross profit	(238.8)	(665.8)	-64.1%	(583.6)	(403.5)	+44.6%
Selling expenses	(762.1)	(366.7)	+107.8%	(473.7)	(195.3)	+142.5%
Administrative expenses	(506.0)	(309.3)	+63.6%	(274.6)	(171.0)	+60.6%
Other operating income	38.3	44.6	-14.1%	24.7	17.6	+40.3%
Other operating expenses	(264.9)	(156.7)	+69.1%	(143.7)	(92.4)	+55.5%
Results for participation in joint businesses	0.0	0.0	NA	0.0	0.0	NA
Operating income before higher cost recognition and SE Res. No. 32/15	(1,733.4)	(1,453.9)	+19.2%	(1,450.8)	(844.6)	+71.8%
Income Recognition on account of the RTI – SE Res. No. 32/15	427.1	2,388.7	-82.1%	(3.9)	1,054.8	NA
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	81.5	186.6	-56.3%	-	-	NA
Operating income	(1,224.7)	1,121.3	NA	(1,454.7)	210.2	NA
Finance income	90.6	37.6	+140.7%	64.5	19.5	+229.9%
Finance costs	(784.2)	(21.0)	NA	(392.0)	188.2	NA
Other financial results	(310.8)	(80.8)	+284.4%	17.8	(23.3)	NA
Profit before tax	(2,229.1)	1,057.1	NA	(1,764.4)	394.6	NA
Income tax and minimum expected profit tax	710.3	(451.0)	NA	621.4	(200.0)	NA
Net income for the period	(1,518.7)	606.1	NA	(1,143.0)	194.6	NA
Attributable to:
Owners of the Company	(944.2)	254.8	NA	(629.0)	71.1	NA
Non-controlling interests	(574.5)	351.2	NA	(513.9)	123.5	NA

Adjusted EBITDA	(986.7)	675.6	NA	(1,319.4)	311.4	NA

•         During Q2 16, net sales rose by 202.1% compared the same period of 2015, mainly due to the application of the tariff increase for customers not framed within the injunction in force7. Moreover, in Q2 16 it was recorded higher electricity sales in GWh and higher accrual of funds destined to FOCEDE, posting in Q2 16 an amount of AR$351.3 million.

•         Net operating costs, excluding energy purchases, rose by 114.3% compared to the second quarter of 2015, mainly explained by a rise in penalties due to the increase in tariffs, which was not positively adjusted by ratio of clients billed with the old tariff scheme, in addition to a rise in labor and third party costs. The electricity purchases increased 204.4% during Q2 16, due to the increase in electricity prices as of February 2016 set forth in MEyM Res. No. 6/16 for those customers not reached by the injunction.

•         Operating income decreased by AR$1,664.9 million compared to Q2 15, mainly because the rise in operating costs was higher than the application of SE Res. No. 32/15, 250/12 and MEyM 7/16.

•         Net financial results decreased by AR$494.1 million in the Q2 16, posting a loss of AR$309.7 million, mainly due to higher commercial interests from the debt held against CAMMESA, higher losses from net exchange rate differences and interests from financial liabilities, as a result of Peso depreciation against US dollar, which is Edenor bond’s payment currency. Said effects were partially offset by a higher profit from the holding of financial instruments.

•         The adjusted EBITDA in Q2 16 for our distribution segment includes collections carried out by Edenor to its clients in concept late payment penalties for AR$47.0 million, while in the Q2 15’s includes AR$12.6 million in late payment penalties and a one-time positive adjustment of AR$17.4 million related to an accounting profit for higher labor costs.

7 For more information, please see section 1.7 of this Earnings Release.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	18

4.4 |  Analysis of Oil and Gas Segment

	1st Half			2nd Quarter
Oil & Gas Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	1,129.7	311.4	+262.7%	652.6	182.5	+257.6%
Cost of sales	(704.2)	(188.9)	+272.7%	(390.4)	(115.7)	+237.3%
Gross profit	425.5	122.5	+247.3%	262.2	66.7	+292.9%
Selling expenses	(73.0)	(42.5)	+71.8%	(26.5)	(26.2)	+1.1%
Administrative expenses	(100.8)	(54.2)	+86.0%	(32.7)	(30.7)	+6.4%
Other operating income	752.4	144.9	NA	332.1	78.9	NA
Other operating expenses	(65.7)	(34.8)	+88.8%	(30.7)	(23.2)	+32.4%
Operating income	938.4	135.9	NA	504.4	65.5	NA
Finance income	0.2	0.5	-56.7%	-	0.5	-100.0%
Finance costs	(370.5)	(130.3)	+184.4%	(199.0)	(71.6)	+177.8%
Other financial results	(111.0)	65.5	NA	(112.6)	20.0	NA
Profit before tax	457.1	71.7	NA	192.8	14.4	NA
Income tax and minimum expected profit tax	(159.4)	(14.3)	NA	(78.2)	0.8	NA
Net income for the period	297.7	57.4	NA	114.6	15.2	NA
Attributable to:				-	-
Owners of the Company	147.7	28.5	NA	56.8	7.5	NA
Non-controlling interests	150.0	28.9	NA	57.7	7.7	NA
				-	-
Adjusted EBITDA	1,360.4	291.9	NA	715.6	164.4	NA

•         In the Q2 16, the gross margin of our oil and gas segment increased by 292.9% compared to the same period of 2015, mainly explained by higher gas sales from our association with YPF in the Rincón del Mangrullo Block (+202.4%) and the effect of the nominal exchange rate variation in our sales price, partially offset by a higher wells’ amortization costs, higher gas production and transportation costs and royalties.

•         Other operating income registered an increase of AR$253.2 million, mainly due to the additional compensation received through the Natural Gas Excess Injection Encouragement Program Resolution No. 1/13.

•         Net financial losses increased during the Q2 16 by AR$260.4 million compared to the same period of 2015, posting a loss of AR$311.5 million, mainly due to higher losses from interests in financial liabilities and net exchange differences as a result of Peso depreciation against US dollar.

•         The adjusted EBITDA of our oil and gas segment rose by AR$551.1 million in the Q2 16 compared to the same period of 2015, mainly due to higher sales volume and the effect of the exchange rate variation in our sales price. Moreover, the adjusted EBITDA does not consider the compensation agreement for certain executives and impairment as a result of the low pressure and production in the wells at Senillosa block.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	19

4.5 |  Analysis of Holding and Others Segment

	1st Half			2nd Quarter
Holding and Others Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	49.7	29.3	+70.0%	30.2	16.8	+79.7%
Cost of sales	(1.8)	(1.4)	+30.7%	(0.8)	(1.1)	-26.4%
Gross profit	48.0	27.9	+71.9%	29.4	15.7	+86.8%
Selling expenses	(0.0)	(0.0)	NA	(0.0)	0.0	NA
Administrative expenses	(127.9)	(48.7)	+162.5%	(77.7)	(22.3)	+248.0%
Other operating income	19.1	0.1	NA	3.2	0.1	NA
Other operating expenses	(12.0)	(1.8)	NA	(9.2)	(1.4)	NA
Results for participation in associates	(2.7)	7.5	NA	-	5.6	-100.0%
Operating income	(75.4)	(15.0)	NA	(54.2)	(2.2)	NA
Finance income	4.4	11.0	-59.6%	1.1	6.0	-81.9%
Finance costs	5.2	(15.0)	NA	(32.4)	(4.6)	NA
Other financial results	522.5	427.1	+22.3%	(107.8)	(155.6)	-30.7%
Profit before tax	456.7	408.1	+11.9%	(193.3)	(156.4)	+23.6%
Income tax and minimum expected profit tax	(28.6)	(15.1)	+89.6%	(14.6)	(7.9)	+85.0%
Net income for the period	428.1	393.0	+8.9%	(207.9)	(164.2)	+26.6%
Attributable to:
Owners of the Company	428.1	393.0	+8.9%	(207.9)	(164.2)	+26.6%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	(84.4)	(21.8)	+287.2%	(53.9)	(7.5)	NA

•         During the second quarter of 2016, the gross margin from our holding and others segment rose by 86.8% compared to the same period of 2015, mainly explained by higher income from fees charged to our subsidiaries.

•         The operating income fell AR$52.0 million, recording a loss of AR$54.2 million, mainly corresponding to higher fees to third parties and labor costs.

•         The losses in net financial results decreased by AR$15.1 million compared to the same period of 2015, registering a AR$139.1 million loss in the Q2 16, mainly due to higher profits in exchange rate difference and results from the holdings of financial instruments.

•         The adjusted EBITDA of our holding and others segment fell by AR$46.4 million in the Q2 16 compared to the same period of 2015, mainly because costs increases outpaced income increases.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	20

4.6 |  Six-Month Period Analysis by Subsidiary (AR$ Million)

	1st Half 2016				1st Half 2015
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	4.7	(10.5)	20.2	56.0%	(5.3)	(30.1)	2.5
Los Nihuiles	47.0%	35.6	(43.6)	72.4	47.0%	(4.5)	(22.9)	30.8
CPB	100.0%	(60.9)	379.6	(112.1)	100.0%	68.7	104.3	34.9
CTG	90.4%	213.1	41.6	123.9	90.4%	95.6	171.9	47.0
CTLL[1]	100.0%	480.8	911.0	308.4	100.0%	390.5	933.5	139.1
Other companies, adjustments & deletions[3]		(4.7)	(409.1)	(31.6)		22.4	(486.4)	3.7
Total Generation		668.6	869.0	381.2		567.4	670.3	258.1

Transmission Segment
Transener	26.3%	138.5	1,211.9	(271.4)	26.3%	350.7	747.7	117.5
Consolidation adjustment 50%[3]		(69.2)	(606.0)	135.7		(175.4)	(373.9)	(58.8)
Adjustments & deletions[3]		(2.2)	(16.4)	62.0		(2.3)	(23.2)	(30.2)
Total Transmission		67.0	589.6	(73.7)		173.0	350.7	28.6

Distribution Segment
Edenor[1]	51.5%	(981.9)	521.2	(1,185.5)	51.5%	678.7	494.8	724.7
EASA[1]	100.0%	13.3	1,945.0	(329.9)	100.0%	8.0	1,135.9	(115.4)
Adjustments & deletions[3]		(18.1)	(1,280.1)	571.2		(11.1)	(1,072.1)	(354.5)
Total Distribution		(986.7)	1,186.2	(944.2)		675.6	558.5	254.8
		0	0	0		0	0	0
Oil & Gas Segment
Petrolera Pampa	49.6%	1,360.4	3,065.0	297.7	49.7%	291.9	905.0	57.4
Adjustments & deletions[3]		-	-	(150.0)		-	-	(28.9)
Total Oil & Gas		1,360.4	3,065.0	147.7		291.9	905.0	28.5

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	(72.2)	2,222.4	(154.8)	100.0%	(18.2)	635.4	(97.1)
Other companies & deletions[3]		(12.2)	(2,099.8)	582.8		(3.6)	(506.9)	490.1
Total Holding & Others		(84.4)	122.7	428.1		(21.8)	128.5	393.0

Deletions		-	(589.6)	-		-	(350.7)	-
Total Consolidated Amounts to the Owners of the Company		1,024.9	5,242.8	(60.9)		1,686.1	2,262.3	963.0

Total Adjusted by Ownership		751.7	3,473.4	(60.9)		1,130.3	1,583.6	963.0

1 Non - consolidated amounts. 2 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interest. 4 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	21

4.7 |  Quarterly Analysis by Subsidiary (AR$ Million)

	2nd Quarter 2016				2nd Quarter 2014
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(5.1)	(10.5)	2.0	56.0%	(1.9)	(30.1)	2.5
Los Nihuiles	47.0%	22.3	(43.6)	37.3	47.0%	(1.4)	(22.9)	15.7
CPB	100.0%	(20.3)	379.6	(55.9)	100.0%	34.5	104.3	15.2
CTG	90.4%	111.3	41.6	51.2	90.4%	54.6	171.9	34.9
CTLL[1]	100.0%	234.1	911.0	131.0	100.0%	218.7	933.5	69.3
Other companies, adjustments & deletions[3]		(2.8)	(409.1)	(10.9)		(9.9)	(486.4)	(16.0)
Total Generation		339.5	869.0	154.7		294.6	670.3	121.6

Transmission Segment
Transener	26.3%	(17.8)	1,211.9	(159.2)	26.3%	182.3	747.7	99.3
Consolidation adjustment 50%[3]		8.9	(606.0)	79.6		(91.1)	(373.9)	(49.7)
Adjustments & deletions[3]		(1.1)	(16.4)	36.6		(1.1)	(23.2)	(24.6)
Total Transmission		(10.0)	589.6	(43.0)		90.1	350.7	25.1

Distribution Segment
Edenor[1]	51.5%	(1,319.8)	521.2	(1,060.4)	51.5%	313.0	494.8	254.9
EASA[1]	100.0%	9.5	1,945.0	(80.8)	100.0%	4.1	1,135.9	(58.5)
Adjustments & deletions[3]		(9.1)	(1,280.1)	512.2		(5.7)	(1,072.1)	(125.2)
Total Distribution		(1,319.4)	1,186.2	(629.0)		311.4	558.5	71.1

Oil & Gas Segment
Petrolera Pampa	49.6%	715.6	3,065.0	114.6	49.7%	164.4	905.0	15.2
Adjustments & deletions[3]		0.0	-	(57.7)		-	-	(7.7)
Total Holding & Others		715.6	3,065.0	56.8		164.4	905.0	7.5

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	(44.7)	2,222.4	(241.0)	100.0%	(5.7)	635.4	(46.1)
Other companies & deletions[3]		(9.2)	(2,099.8)	33.1		(1.7)	(506.9)	(118.1)
Total Holding & Others		(53.9)	122.7	(207.9)		(7.5)	128.5	(164.2)

Deletions		-	(589.6)	-		-	(350.7)	-
Total Consolidated Amounts to the Owners of the Company		(328.2)	5,242.8	(668.4)		853.0	2,262.3	61.1

Total Adjusted by Ownership		(60.0)	3,473.4	(668.4)		575.5	1,583.6	61.1

1 Non - consolidated amounts. 2 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interest. 4 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	22

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s second quarter 2016 results on Friday August 12, 2016 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Ms. Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at:

www.pampaenergia.com/ir

www.cnv.gob.ar

www.sec.gov

Maipú 1 C1084ABA City of Buenos Aires Argentina	Tel +54 (11) 4344-6400 investor@pampaenergia.com www.pampaenergia.com/ri	23